Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

STIFEL, NICOLAUS & COMPANY, INCORPORATED

390 Park Avenue

New York, New York 10022

February 14, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brightcove Inc.
Registration Statement on Form S-1 (File No. 333-176444)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on February 16, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 6, 2012, through the date hereof:

Preliminary Prospectus dated February 6, 2012:

5,006 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, MORGAN STANLEY & CO. LLC STIFEL, NICOLAUS & COMPANY, INCORPORATED As Representatives of the several Underwriters MORGAN STANLEY & CO. LLC

By:	/s/ Ira Cohen
Name: Ira Cohen Title: Executive Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith G. Lister
Name: Keith G. Lister Title: Managing Director